June 25, 2025

Chen Xin
Chief Executive Officer
Billion Group Holdings Limited
Unit 502, 20-20A
Chung Ying Building
Connaught Road West
Sheung Wan, Hong Kong

       Re: Billion Group Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted May 30, 2025
           CIK No. 0002069821
Dear Chen Xin:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted May 30, 2025
Cover Page

1. Please disclose that investors may never hold equity interests in the Hong Kong operating entity.
2. Provide prominent disclosure about the legal and operational risks associated with having your operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
 June 25, 2025
Page 2

       how recent statements and regulatory actions by China   s government,
such as those
       related to the use of variable interest entities and data security or anti-
       monopoly concerns, have or may impact the company   s ability to conduct
its
       business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. If no transfers have been made, so state.
4. We note the cross-reference on the cover page to the risk factor that "To the extent cash or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets." However, such a risk factor is not included in the Risk Factors section. Please advise or revise.

5. We note your disclosure on the cover page and elsewhere in your prospectus, such as the disclosure on pages 16 and 102, that you have been "advised" by your counsel.
       Please clarify whether relying on counsel's "advice" is the same as relying on counsel's opinion. If so, please revise in all applicable areas to specifically state that the company has relied upon an opinion of counsel.
6. We note the cross-reference on the cover page to the risk factor on page 33 that "Our
       Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect
       our auditors for three consecutive years beginning in 2021.    However,
such a risk
       factor is not included in the Risk Factors section. Please revise and update the disclosure accordingly.

Prospectus Summary, page 1

7. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
       Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
       other governmental agency that is required to approve your or your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
8. Provide a clear description of how cash is transferred through your organization.
       Disclose your intentions to distribute earnings or settle amounts owed under your
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Page 3

       operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
       Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
       investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and
       U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Summary of Risk Factors, page 4

9. In your summary of risk factors, disclose the risks that your corporate structure and
       being based in or having the majority of the company   s operations in
Hong Kong
       poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.

Risk Factors, page 11

10. Please provide a risk factor to discuss your dependence on any particular customer(s)
       and whether you have been able to historically retain your customers and attract new customers. To the extent that the loss of any particular customer(s) would have a material impact on your results of operations, please identify the customer(s). Please include similar disclosure in the Customers section on page 64. Also, expand the disclosure on page 64 to discuss the material terms of your agreements with such customers. In this regard, we note the disclosure on page 17 about agreements with customers and the disclosure on page 64 that revenue from three of your customers accounted for approximately 22%, 18%, and 16% of your total revenue in the fiscal year ended December 31, 2024.
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Page 4
The Chinese government exerts substantial influence over the manner, page 12

11. Please remove the second sentence in the title of this risk factor given the disclosure elsewhere in your prospectus that you have been advised by counsel.


Our business is affected by the quality and quantity of the products, page 19

12. If the loss of any particular supplier(s) would have a material impact on your results of operations, revise the disclosure in this risk factor to identify the supplier(s) and discuss your dependence on this supplier(s). Please include similar disclosure in the
       Suppliers section on page 63. Also, expand the disclosure on page 63 to discuss the material terms of your agreements with such suppliers. In this regard, we note the disclosure on page 60 about your "long-term collaborations with established suppliers" and the disclosure on page 64 that two of your suppliers accounted for approximately 57% and 21% of your total purchase amount in the fiscal year ended
       December 31, 2024.

13. Please reconcile the disclosure about "all of our suppliers are from Hong Kong" in the second paragraph of this risk factor with the disclosure in the first full sentence on page 13 about "our PRC suppliers." Also, reconcile the disclosure about your major supplier in the last paragraph of this risk factor with the disclosure in the first paragraph of the Our Suppliers section on page 63.

We are subject to credit risk in relation to the collectability of our trade receivables, page 23

14. Please expand the disclosure in this risk factor to discuss, if material, the extent to which payments in full have not been made to the company on a timely basis from customers mentioned in Note 5 on page F-12.

Certain judgments obtained against us by our shareholders may not be enforceable, page 31

15. We note the disclosure on page 32 that "Robertsons, our counsel as to Hong Kong law, is in the opinion of there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong." However, there is no reference to Robertsons in the exhibit index on
       page II-3. Please advise or revise accordingly.
We have incurred significantly increased costs, page 33

16. Please clarify the disclosure in this risk factor. For example, we note the disclosure that "We were listed on the Nasdaq on [*]. We have and will continue to incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance
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Page 5

       practices." However, we note that you are not yet a public reporting company.
Regulations, page 67

17. We note the disclosure in this section about regulations in Hong Kong. Please expand the disclosure to discuss the regulations to which you will be subject to in the markets you intend to operate. For example, we note the disclosure in the first full paragraph on page 63 about the Mainland China market.
Related Party Transactions, page 77

18. Please revise your disclosure regarding the management fees paid to China Eco-
       farming Limited and Kingtop Asia Investment Limited to describe the services provided. Also, file as exhibits the agreements made in connection with the related party transactions.
19. Please expand the disclosure on page 77 to identify the former related companies.
20. Please ensure that you have provided all disclosure required by Item 7.B of Form 20-F for the period since the beginning of your preceding three financial years up to the date of your prospectus. Refer to Item 7.B of Form 20-F.
Hong Kong, page 103

21.    We note the disclosure on page 103 that the opinion of SH Wong & Co.
will be
       attached to this prospectus as Exhibit 5.2. However, there is no reference in the exhibit index on page II-3 to either SH & Wong Co. or Exhibit 5.2. Please advise or revise accordingly.
Consolidated Statements of Changes in Shareholders' Equity, page F-5

22. Please explain to us the nature of the HK$8,193,768 increase to equity in 2024 for additional paid-in capital of a subsidiary. In this regard it appears to also be presented as a cash inflow on the statement of cash flows. Please explain.
Notes to Consolidated Financial Statements
Description of Business, page F-7

23. According to the timeline provided, Billion Group Holdings Limited was incorporated on May 6, 2025. It is also noted that Billion Group Holdings Limited plans to acquire
       100% of the equity interest in Harmony Alliance, with the transaction expected to be completed by the end of June 2025. Please address the following:
           Revise your disclosure to explain how your company will account for the acquisition of Harmony Alliance Holdings Limited. citing applicable US GAAP..
           In light of the fact that it appears that the financial statements and related disclosures are presented as if this transaction has already occurred, please explain to us why you have used this presentation prior to the date the transaction is finalized. As part of your response, please tell us if the historical financial statements included in the filing are those of the operating entity, or Harmony
          Alliance, and specifically address whether Harmony Alliance has any investments other than the 100% ownership interest in Billion Enterprise International
          Limited, the operating entity at the time of the reorganization. In this regard we
 June 25, 2025
Page 6

           note that the related party disclosures include several entities that were subsidiaries of Harmony Alliance until March 2024. Please explain.
(g) Revenue Recognition, page F-8

24. We note your disclosure that your revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and our obligation have been fulfilled, which is when the ownership of the related goods are transferred to the customer. However, we note elsewhere in the filing that most of your products are delivered directly from the suppliers to the customers.
       Please provide us your analysis, and revise your disclosure to explain how you determined you are principal in these transactions rather than an agent. As part of your response and revised disclosure, please clearly explain the nature of any control you have over the goods before they are transferred to the customer. See guidance in
       ASC 606-10-55-36 through 55-40.
Recent Sales of Unregistered Securities, page II-1

25. Please include the information required by Item 701 of Regulation S-K. Undertakings, page II-2

26. Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-
       K.
Signatures, page II-3

27. Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. For guidance, see Instruction 1 to the Signature page on Form F-1. See Instruction 1 to Signatures in Form F-1.

Exhibits

28. Please file as an exhibit the consent of Frost & Sullivan. We note your disclosure on page 25 that you have engaged Frost & Sullivan to prepare a commissioned industry report analyzing the premium food and beverage supply chain management solutions market.


       Please contact Andi Carpenter at 202-551-3645 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
 June 25, 2025
Page 7
cc:   Kyle Leung